Exhibit 99.12

WBM CAPITAL CORP.

(FORMERLY TIIDAL GAMING GROUP CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2024, AND 2023

(EXPRESSED IN CANADIAN DOLLARS)

Independent Auditor’s Report

To the Shareholders of WBM Capital Corp. (formerly, Tiidal Gaming Group Corp.):

Opinion

We have audited the consolidated financial statements of WBM Capital Corp. (formerly, Tiidal Gaming Group Corp.) and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at October 31, 2024 and October 31, 2023, and the consolidated statements of net (loss) income and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of material accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at October 31, 2024 and October 31, 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS® Accounting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Company incurred negative cash flows form operations during the year ended October 31, 2024 and, as of that date, had an accumulated deficit. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

MNP LLP 50 Burnhamthorpe Road West, Suite 900, Mississauga ON, L5B 3C2	T: 416.626.6000 F: 416.626.8650

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS® Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario, L5B 3C2 T: 416.626.6000 F: 416.626.8650 MNP.ca

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Blair Michael Mabee.

Mississauga, Ontario	Chartered Professional Accountants

February 27, 2025	Licensed Public Accountants

50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario, L5B 3C2 T: 416.626.6000 F: 416.626.8650 MNP.ca

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Consolidated Statements of Financial Position

As at October 31, 2024 and October 31, 2023

(Expressed in Canadian Dollars)

	Note	October 31, 2024	October 31, 2023

ASSETS
Current assets
Cash		$35,287	$79,265
Other receivables	6	37,604	436,936
Prepaid expenses and deposits		46,477	11,667
Short-term investments	5	-	10,600,000
Total assets		$119,368	$11,127,868

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and other liabilities	9	$60,048	$219,760
		60,048	219,760
Government loan payable	7	-	39,250
Total liabilities		60,048	259,010

Shareholders’ equity
Share capital	8	733,786	13,572,500
Reserves	8	6,851,379	4,166,666
Accumulated other comprehensive loss		-	(5,419)
Accumulated deficit		(7,525,845)	(6,864,889)
Total shareholders’ equity		59,320	10,868,858

Total liabilities and shareholders’ equity		$119,368	$11,127,868

Nature of Operations (Note 1)

Going Concern (Note 2)

Discontinued Operations (Note 13)

Subsequent Events (Note 15)

Approved and Authorized by the Board on February 27, 2025:

“Carlo Rigillo”	Director	“Fraser Hartley”	Director

The accompanying notes are an integral part of these consolidated financial statements.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

	Note	2024	2023
Operating expenses
General and administrative	10	$242,956	$742,978
Advertising and promotion		2,172	25,797
Consulting		-	18,115
Management fees	9	335,775	175,933
Bad debt (recovery)		-	(725)
Depreciation of equipment		-	362
Share-based payments	8	20,000	578,725
Amortization		-	812
Total operating expenses		600,903	1,541,997

Loss before other items		(600,903)	(1,541,997)
Other items
Gain on settlement of debt	8	21,265	-
Foreign exchange (loss) gain		(4,782)	28,783
Loss of input tax credits		(134,790)	-
Loss on disposal of equipment		-	(2,087)
Interest income	5	60,028	219,294
Finance charges		(1,774)	(9,367)
Net (loss) from continuing operations		(660,956)	(1,305,374)
Net income from discontinued operations		-	10,241,790
Net (loss) income		(660,956)	8,936,416
Other comprehensive income
Foreign currency translation adjustment		5,419	173,341
Comprehensive (loss) income for the year		$(655,537)	$9,109,757

Weighted average number of common shares outstanding		3	14
Basic and diluted (loss) income per share from continuing operations		$(238,606)	$(92,481)
Basic and diluted (loss) income per share from discontinued operations		$(0.00)	$725,597

Basic and diluted (loss) income per share		$(238,606)	$633,116

The accompanying notes are an integral part of these consolidated financial statements.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Consolidated Statements of Cash Flows

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

	2024	2023

Operating activities
Net (loss) from continuing operations	$(660,956)	$(1,305,374)
Adjustments for non-cash items:
Depreciation of equipment	-	362
Amortization of intangible asset	-	812
Gain on settlement of debt	(21,265)	-
Share-based payments	20,000	578,725
Accretion expense	750	4,206
Loss of input tax credits	134,790	-
Unrealized foreign exchange	5,383	44,576
Changes in non-cash working capital items:
Trade and other receivables	(14,780)	(186,637)
Prepaid expenses and deposits	(34,810)	18,442
Accounts payable and other liabilities	(117,736)	(280,106)
Net cash used in operating activities	(688,624)	(1,124,994)
Net cash used in discontinued operations	-	(1,607,311)

Investing activities
Proceeds from sale (purchase) of short-term investment	10,600,000	(10,600,000)
Interest received	279,322	-
Proceeds from sale of subsidiary	-	11,871,686
Loss on disposal of property and equipment	-	2,087
Net cash provided by investing activities	10,879,322	1,273,773
Net cash used in investing activities in discontinued operations	-	(6,960)

Financing activities
Share issuer buy-back (Note 1)	(10,198,940)	-
Proceeds from share issuance (Note 8)	30,000	202,960
Share issuance costs	-	(49,184)
Share repurchase (Note 8)	(25,736)	-
Repayment of government loan (Note 7)	(40,000)	-
Net cash (used in) provided by financing activities	(10,234,676)	153,776
Net cash provided by financing activities in discontinued operations	-	1,373,215

Effect of foreign exchange on cash	-	1,543
Net change in cash	(43,978)	63,042
Cash, beginning of year	79,265	16,223
Cash, end of year	$35,287	$79,265

Supplemental cash flow information:
Interest received	$279,322	$-
Debt settled through issuance of common shares	$40,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

WBM CAPITAL CORP. (FORMERLY GTA TIIDAL GAMING GROUP CORP.)

Consolidated Statement of Shareholders’ Equity

For the years ended October 31, 2024 and 2023

(Expressed in Canadian Dollars)

	Note	Number of Shares	Share Capital $	Shares to be Issued $	Reserves $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total Shareholders’ Equity $
Balance, October 31, 2022		13	12,790,672	667,880	3,454,882	(178,760)	(15,801,305)	933,369
Share-based payments	8	-	-	-	578,725	-	-	578,725
Shares issued for cash	8	-	296,191	-	-	-	-	296,191
RSU grant to CEO	8	-	200,000	-	(200,000)	-	-	-
Sportsflare Milestone shares	8	-	334,821	(334,821)	-	-	-	-
Share issuance costs	8	-	(49,184)	-	-	-	-	(49,184)
Expiry of contingent share milestone	8	-	-	(333,059)	333,059	-	-	-
Foreign currency translation		-	-	-	-	173,341	-	173,341
Net income for the year		-	-	-	-	-	8,936,416	8,936,416
Balance, October 31, 2023		15	13,572,500	-	4,166,666	(5,419)	(6,864,889)	10,868,858

Balance, October 31, 2023		15	13,572,500	-	4,166,666	(5,419)	(6,864,889)	10,868,858
Share issuer buy-back	8	(14)	(12,898,978)	-	2,700,038	-	-	(10,198,940)
Share-based payments	8	-	-	-	20,000	-	-	20,000
Shares issued for cash	8	1	30,000	-	-	-	-	30,000
Share option cancellation	8	-	-	-	(35,325)	-	-	(35,325)
Share issued for debt settlement	8	-	56,000	-	-	-	-	56,000
Share repurchase	8	(1)	(25,736)	-	-	-	-	(25,736)
Foreign currency translation		-	-	-	-	5,419	-	5,419
Net loss for the year		-	-	-	-	-	(660,956)	(666,692)
Balance, October 31, 2024		1	733,786	-	6,851,379	-	(7,525,845)	59,320

The accompanying notes are an integral part of these consolidated financial statements.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

1.	Nature of Operations

WBM Capital Corp. (formerly Tiidal Gaming Group Corp.) (the “Company” or “WBM”) was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 4, 2004. On July 10, 2024, the Company changed its name from Tiidal Gaming Group Corp. to WBM Capital Corp. On November 9, 2021, the Company changed its name from GTA Financecorp Inc. to Tiidal Gaming Group Corp. The address of the Company’s head, principal, and registered office is located at 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3. The Company’s shares were listed on the TSX Venture Exchange until February 8, 2019, at which time the shares were delisted at the request of the Company. On November 17, 2021, the Company commenced trading of its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol TIDL. On April 11, 2022, the Company commenced trading of its common shares on the OTCQB Venture Market (“the OTCQB”) under the symbol TIIDF. On April 26, 2023, the trading of the Company’s common shares was relegated from the OTCQB to OTC Pink. On June 7, 2024, the Company voluntarily delisted trading of its common shares on the CSE.

The Company’s principal business activities were owning and operating synergistic businesses across the esports ecosystem, including its former wholly-owned subsidiary, Tiidal Gaming NZ Limited (“Tiidal NZ”), incorporated on November 23, 2020 under the Companies Act 1993 in New Zealand and doing business as Sportsflare, which has developed a robust odds feed and advanced betting solutions for sportsbooks and online betting companies, and its subsidiary Lazarus Esports Inc. (“Lazarus Esports”), a Canadian leader and globally recognized competitive esports organization, incorporated under the Business Corporations Act of Ontario on May 19, 2019. The Company completed the sale of the assets of Lazarus Esports to TGS Esports Inc. on November 7, 2022. The financial results for Lazarus Esports are reflected in discontinued operations. On June 9, 2023, the Company completed the sale of its Sportsflare division (Tiidal NZ) to Entain Holdings (UK) Limited (“Entain”). The financial results of Tiidal NZ are reflected in discontinued operations. As of June 9, 2023, the Company does not have any remaining active operations. The Corporation is currently exploring opportunities.

On October 30, 2023, the Company announced that its Board of Directors has concluded its previously announced strategic review process and has determined it is in the best interest of the Company to return capital to its shareholders by way of substantial issuer bid (the “Offer”) to be completed no earlier than December 7, 2023. On December 15, 2023, the Company completed the Offer and purchased for cancellation 83,256,650 pre-consolidation common shares at a price of $0.1225 per pre-consolidated share for aggregate purchase price of $10,198,940. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding shares.

On October 4, 2024, the Company completed a share consolidation on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common share. The share consolidation is reflected retrospectively in these consolidated financial statements.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

2.	Going Concern

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern is dependent upon its ability to identify an appropriate business for acquisition or investment to generate profits and positive cash flows from operations in order to cover its operating costs. There is no assurance that the business will be profitable.

The Company’s accumulated deficit was $7,525,845 at October 31, 2024 (October 31, 2023 – $6,864,889) and its cash flow used in operations was $688,624 (October 31, 2023 – $1,124,994). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not give effect to any adjustments required to realize its assets and discharge its liabilities in other than the normal course of business and amounts different from those reflected in the accompanying consolidated financial statements. These adjustments could be material.

The sale of Tiidal NZ constituted the sale of substantially all of the assets and operating activities of the Company. The Board of Directors of the Company assessed the available options to return capital received pursuant to the sale of Tiidal NZ to its shareholders following the expiry of the 180-day holding period. The Company will continue to be dependent on external equity financing to fund its activities. Management reviews its capital management approach on an ongoing basis and believes this approach is reasonable.

3.	Basis of Presentation Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and IFRIC® Interpretations of the IFRS Interpretations Committee.

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on February 27, 2025.

Basis of Presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and on the historical cost basis except for certain financial instruments which are measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the functional currency for all entities of the consolidated group, except for the Space Esports and Tiidal NZ subsidiaries, which have the U.S. dollar and New Zealand dollar as its functional currency.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

3.	Basis of Presentation (continued) Basis of Consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly owned subsidiaries:

Name of subsidiary	Jurisdiction Incorporated	Functional Currency	Accounting Method / Date of Disposal
Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Dissolved March 14/24
Lazarus Esports Inc.	Canada	Canadian dollars	Dissolved March 7/24
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Dissolved March 7/24
Space Esports Inc.	United States	U.S. dollars	Dissolved Feb 26/24
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Until June 8, 2023
1507651 B.C. Ltd	Canada	Canadian dollars	Consolidation
1507652 B.C. Ltd	Canada	Canadian dollars	Consolidation
1507653 B.C. Ltd	Canada	Canadian dollars	Consolidation
1507655 B.C. Ltd	Canada	Canadian dollars	Consolidation

4.	Material accounting policies Revenue recognition

The Company determines revenue recognition through the following steps: a) identification of the contract with a customer; b) identification of the performance obligations in the contract; c) determination of the transaction price; d) allocation of the transaction price for the performance obligations in the contract; and e) recognition of revenue when the Company satisfies a performance obligation.

The Company’s revenue is comprised of esports winnings by players under contract with the Company, sponsorships, betting solutions revenue, and other revenue.

The Company earns esports prize winnings revenue from various esports tournaments and competitions that the Company’s teams enter into. Prize winnings revenue is recognized at a point in time at the completion of each competition or league season. No revenue was recognized if there were significant uncertainties regarding the amount or recovery of the consideration due, the costs incurred or to be incurred could not be measured reliably, or there was continuing management involvement with the services.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Revenue recognition (continued)

The Company earns revenue from Software-as-a-Service (“SaaS”) agreements with customers in the betting industry, on a subscription basis. Upon receiving payment from the customer, the Company will have the contractual obligation to provide the access to its proprietary intellectual property (“IP”) over the course of the period stipulated in the agreement and the customer will have the ability to use the Company’s IP for the stipulated period.

As performance obligations are satisfied over time, revenue is recognized using a method of transfer that depicts the Company’s performance or using the “as-invoiced” practical expedient, when applicable and ends only when the period in the agreement ends. The Company recognizes revenue from SaaS subscriptions ratably over the term of the subscription.

The Company earns sponsorship revenue by endorsing products. Sponsorship revenue is recognized over time as the performance obligations per the contract of the Company are satisfied and the services are provided to the customer. Payments received in excess of the revenue recognized on a contract are recorded as deferred revenue. Amounts are billed as defined by individual contracts. Billings rendered in advance of performance under contracts are recorded as deferred revenue. Some agreements contain revenue sharing terms whereby the Company is entitled to a percentage of revenue earned by the customer. This revenue is calculated and recognized on a monthly basis.

Gross versus net revenue

Third party arrangements are evaluated to determine whether the Company acts as the principal or agent under the specific terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis; revenue and expenses are recognized in their respective financial statement line items. Conversely, if the Company acts as the agent, revenues are reported on a net basis; revenues are presented net of any expenses.

Determination of principal or agent classification is based on an evaluation of whether the nature of the Company’s promise is a performance obligation to provide specific goods or services to the customer (principal), or simply arrange for those goods and services to be provided to the customer by a third party (agent). The most significant factors to consider include whether the Company controls the good or service immediately before it is transferred to the customer, is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before transferring the specified good or service, and has discretion in establishing prices for the specified good or service.

The Company evaluates whether it is acting as principal or agent. The Company reports prize winnings revenue on a gross basis as the Company controls the participation of players under contract in tournaments and leagues. Recording revenue on a gross basis is evidenced by the Company’s ability having a level of discretion in establishing pricing.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued) Cost of sales

Cost of sales consists of the share of tournament or league prize winnings paid to the players and coaches as per the contracts between the Company and the players and coaches. Cost of sales also includes sales commission paid on sponsorship revenue.

Foreign currency

The consolidated financial statements are presented in Canadian dollars. The functional currency of Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.), Lazarus Esports Inc. and Tiidal Gaming Canada Inc., is the Canadian dollar. The functional currency of Space Esports Inc. is the United States dollar, and the functional currency of Tiidal NZ is the New Zealand dollar.

Assets and liabilities of subsidiaries having a functional currency other than the Canadian dollar are translated to the presentation currency, Canadian dollars, at the rate of exchange at the reporting period date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in the accumulated other comprehensive (loss) income included in the consolidated statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the reporting period date. Gains and losses on translation of monetary items are recognized in the consolidated statement of net (loss) income and comprehensive (loss) income.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive (loss) income in the translation reserve.

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Depending on the terms and condition of each financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are accounted for using the residual method, following an allocation of the unit price to the fair value of the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transaction costs are accounted for as share-based payments.

Commissions paid to agents and other share issue costs are charged directly to share capital.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued) Share-based payments

Equity-settled share-based payments to employees are measured at the fair value of the instruments at the grant date and recognized in expense over the vesting periods. Equity-settled share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services received cannot be reliably measured. Non-employee share-based payments are recognized in expense at the date the goods or services are received. The corresponding amount is recorded to reserves. Upon the exercise of stock options, consideration received on the exercise is allocated to share capital and the related amount previously recognized for the issuance of the option remains in reserves.

The fair value of options is determined using the Black-Scholes Option Pricing Model on the date of the grant, based on certain assumptions.

The fair value of equity settled RSUs is measured at the grant date based on the fair value of the Company’s common shares on that date, each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All RSUs are recognized in the consolidated statements of net loss and comprehensive loss as an expense over the vesting period with a corresponding increase in equity reserves in the consolidated statement of financial position.

Income taxes and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Income taxes and deferred income taxes (continued)

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Trade receivables

Trade receivables, net of allowances, are stated at the amount the Company expects to collect. Trade receivables are recognized initially at fair value less expected credit losses based on management’s review of year end receivables, and do not bear any interest. A provision for expected credit losses is generally made when there is objective evidence that the Company will not be able to collect the amounts due according to original payment terms or when there are indications of collection issues related to specific customers. The amount of the impairment loss on a financial asset measured at amortized cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and are applied against trade receivables through a loss allowance account.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive (loss) income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company’s financial assets and liabilities are classified as follows:

Asset or liability	Classification
Cash	FVTPL
Short-term investments	FVTPL
Trade and other receivables	Amortized cost
Accounts payable and other liabilities	Amortized cost
Government loan payable	Amortized cost

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Financial instruments (continued)

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of trade and other receivables.

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets measured at fair value through profit or loss consists of cash and short-term investments.

●	Designated at fair value through profit or loss – On initial recognition, The Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Financial instruments (continued)

Financial assets (continued)

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a provision for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Financial instruments (continued)

Financial assets (continued)

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options, warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Income (loss) per share (continued)

For the years ended October 31, 2024, and 2023, potentially dilutive common shares issuable upon the exercise of conversion option related to warrants and options were not included in the computation of (loss) income per share because their effect was anti-dilutive.

Discontinued operations/disposal group held for sale

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” (“IFRS 5”), discontinued operations are reported as a separate element of net income or loss on the consolidated statements of net (loss) income and comprehensive (loss) income for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell.

New accounting pronouncements issued but not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has determined that there are no new standards that are relevant to the Company.

Critical Accounting Estimates and Judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of policies and reported amounts of assets and liabilities, and income and expenses.

These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

(i)	Use of critical accounting estimates and assumptions

Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such difference will affect the tax provisions in the period in which such determination is made.

Share-based payments

The fair value of share-based payments is calculated using the Black-Scholes option pricing model. The main assumptions used in the model include the estimated fair value of the common shares, estimated life of the option, the expected volatility of the Company’s share price (using historical volatility of similar publicly traded companies as a reference), the expected dividends, the expected forfeiture rate, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s-length transaction given that there is no market for the options, and they are not transferable.

(ii)	Judgments

Revenue recognition

The revenue standard sets out a five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. Management exercises judgment when taking into consideration the relevant facts and circumstances when applying each step of the model to contracts with customers.

Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

4.	Material accounting policies (continued)

Assessment of going concern

These consolidated financial statements have been prepared on a basis which assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether this assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. This assessment is based upon planned actions that may or may not occur for a number of reasons including the Company’s own resources and external market conditions.

5.	Short-term Investments

On June 13, 2023, the Company transferred a total of $10,600,000 into guaranteed investment certificates (“GICs”) bearing interest at an annualized rate of 5.30%. The GICs matured on December 10, 2023. For the years ended October 31, 2024, the Company recorded interest receivable of $nil (October 31, 2023 – $217,024). For the year ended October 31, 2024, the Company recorded interest income of $60,028 (October 31, 2023 - $219,294).

6.	Other Receivables

Trade and other receivables consist of the following:

	October 31, 2024	October 31, 2023
Other receivables	$-	$4,446
GST/HST receivable	37,604	215,466
Interest receivable (Note 5)	-	217,024
	$37,604	$436,936

During the year ended October 31, 2024, the Company recorded a recovery of bad debt expense of $nil (October 31, 2023 - $725) on trade receivables and recorded a provision for expected credit losses.

7.	Government Loan Payable

In May 2020, Tiidal Inc. entered into a Canada Emergency Business Account (“CEBA”) loan with the Government of Canada which provided $40,000 in interest free loans to Tiidal Inc. until December 31, 2022. In January 2021, Tiidal Inc. received an additional $20,000 interest free CEBA loan from the Government of Canada. The Government of Canada has announced that the December 31, 2022, forgiveness repayment date has been extended by one year to December 31, 2023, for eligible CEBA loan holders in good standing. The CEBA loan terms were also amended such that the CEBA loans are interest free until December 31, 2023, and any remaining balance would bear interest at 5% per annum starting on January 1, 2024.

As at October 31, 2024, the Company has repaid its CEBA loan balance (October 31, 2023 - $39,250) and recognized $nil (2023 - $nil) in income from government assistance. For the year ended October 31, 2024, the Company has recognized $750 of interest accretion (October 31, 2023 - $4,206).

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

8.	Share Capital

Authorized

The Company is authorized to issue an unlimited number of common shares.

On October 4, 2024, the Company completed a consolidation of the Company’s issued and outstanding common shares on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common shares. The share consolidation is reflected retrospectively in these consolidated financial statements. As at October 31, 2024, the Company had 1 common shares outstanding. Shareholders who less than 6,000,000 pre-consolidation shares were entitled to receive $0.005 in cash for each pre-consolidation share held.

On October 30, 2023, the Company announced a return of capital to its shareholders by way of substantial issuer bid. On December 15, 2023, the Company announced that it has taken up and purchased for cancellation an aggregate of 13.88 common shares of the Company at a price of $735,000 per share pursuant to its substantial issuer bid for aggregate purchase price of $10,198,940.

a)	Issued

On July 10, 2024, the Company closed a non-brokered private placement financing of 1 common shares at a deemed price of $30,000 per share for gross proceeds of $30,000. No finders’ fees were paid in connection with the private placement.

On February 16, 2024, the Company issued 0.13 common shares at a deemed price of $300,000 per share as full and final payment of debt in the aggregate amount of $40,000 for certain unpaid remuneration for services performed by the Company’s Chief Executive Officer and a consultant of the Company. The fair value of the issued common shares was $420,000 per share and a loss of $16,000 was recorded.

The Company issued common shares as described below for the year ended October 31, 2023:

On December 1, 2022, the Company closed a non-brokered private placement financing of 0.32 units at a price of $600,000 per unit for gross proceeds of $202,960. Each unit is comprised of one common share and one common share purchase warrant, with each warrant being exercisable to acquire one common share of the Company at a price of $900,000 per common share for a period of 36 months following the closing date. The Company issued 0.16 common shares to settle $93,231 in accounts payable.

On June 9, 2023, the Company issued 0.32 common shares to the vendors of the assets of Sportsflare pursuant to the satisfaction of the Market Validation Milestone per the asset purchase agreement dated December 14, 2020, as amended September 24, 2021. $334,821 was reclassified from shares to be issued to share capital.

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 0.42 restricted share units to the Company’s CEO, which immediately vested into 0.42 common shares of the Company. $200,000 was recorded in share-based payments and in share capital.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

8.	Share Capital (continued)

For the year ended October 31, 2023, the Company incurred $49,184 in share issuance costs for the subscription receipt financing and conversion to common shares and warrants.

b)	Stock options

The Company’s Stock Option Plan was approved by shareholders at the annual and special meeting held on September 26, 2008. The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Issuer, or any subsidiary of the Company, the option to purchase the common shares. Additionally, under the Stock Option Plan, the number of the common shares reserved for any one person may not exceed 5% of the outstanding common shares. The Board determines the price per common share and the number of common shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the Exchange. The exercise price per common share set by the Board is subject to minimum pricing restrictions set by the Exchange.

Stock Options may be exercisable for up to five years from the date of grant, but the Board has the discretion to grant options that are exercisable for a shorter period. Options under the Stock Option Plan are non-assignable.

If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of common shares purchasable by them immediately prior to the time of their cessation of office or employment and they shall have no right to purchase any other common shares.

Stock Options must be exercised within 90 days of termination of employment or cessation of position with the Company, although if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

For the year ended October 31, 2024, the following activity occurred:

●	On December 15, 2023, the Company in connection with the completed substantial issuer bid cancelled an aggregate of 0.26 options of the Company that had an exercise price of $600,000 per share for consideration of $135,000 per In-the-Money Option, representing the difference between the exercise price of the In-the-Money Options and the purchase price under the substantial issuer bid, for aggregate consideration equal to approximately $35,325.

For the year ended October 31, 2023, the following activity occurred:

●	On February 5, 2023, 0.02 options granted to employees of Lazarus were effectively cancelled on the date the operations ceased.

●	On June 9, 2023, 0.25 unvested revenue milestone options granted to employees of Tiidal NZ were forfeited in accordance with the sale of Tiidal NZ to Entain that closed.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

8.	Share Capital (continued)

For the year ended October 31, 2024, and year ended October 31, 2023, the stock option activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2022	2.30	$1,560,000
Expired	(0.24)	($1,980,000)
Forfeited	(1.18)	($1,680,000)
Outstanding, October 31, 2023	0.88	$1,320,000
Cancelled	(0.88)	($1,320,000)
Outstanding, October 31, 2024	-	-

At October 31, 2024, there are no stock options outstanding as previously issued options were cancelled on December 15, 2023.

The estimated fair value of stock options granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the condensed consolidated interim statement of loss and comprehensive loss over the vesting period of the stock options, with a corresponding increase to reserves. For the year ended October 31, 2024, $20,000 (October 31, 2023 - $378,725) was recorded as share-based payments for stock options.

Stock options are granted with an exercise price equal to or above the fair value of the common shares. The consideration received on the exercise of stock options is added to share capital at the time of exercise.

c)	Warrants

For the year ended October 31, 2024, and year ended October 31, 2023, the warrant activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2022	2.22	$1,980,000
Granted	0.49	$900,000
Expired	(0.39)	($960,000)
Cancelled	(0.01)	($900,000)
Outstanding, October 31, 2023	2.31	$1,920,000
Expired	(0.66)	($4,500,000)
Outstanding, October 31, 2024	1.65	$900,000

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

8.	Share Capital (continued)

At October 31, 2024, the following warrants were outstanding and exercisable, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
0.93	$900,000	September 20, 2025	0.93
0.23	$900,000	October 12, 2025	0.23
0.49	$900,000	November 30, 2025	0.49
1.65			1.65

As at October 31, 2024, the weighted average life of warrants outstanding was 0.95 years (October 31, 2023 – 1.41 years).

The estimated fair value of warrants granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the consolidated statements of net (loss) income and comprehensive (loss) income over the vesting period of the warrants, with a corresponding increase to reserves. For the year ended October 31, 2024, $nil (October 31, 2023 – $nil) was recorded as share-based payments for warrants. Warrants are issued at a price equal to or above the fair value of the common shares. The consideration received on the exercise of warrants is added to share capital at the time of exercise.

d)	Restricted Share Units (“RSU”)

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 0.42 at $480,000 per restricted share units to the Company’s CEO, which immediately vested into 0.42 common shares of the Company.

9.	Related Party Transactions

a)	Key management compensation

Key management consists of the officers and directors who have authority and are responsible for overseeing, planning, directing and controlling the activities of the Company.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

9.	Related Party Transactions (continued)

For the year ended October 31, 2024, and 2023, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	Year ended October 31, 2024	Year ended October 31, 2023
Management and director fees and salaries	$226,500	$175,933
Salaries included in general and administrative expenses	-	374,593
Share-based payments	-	204,052
Restricted share units	-	200,000
Payments made under the share buy back	3,498,245	-
	$3,724,745	$954,579

Share-based payments are the fair value of stock options granted to key management personnel as at the grant date. For the years ended October 31, 2024, and 2023, key management personnel were not paid any post-employment benefits, termination benefits or any other long-term benefits.

As at October 31, 2024, included in accounts payable and other liabilities is $nil (October 31, 2023 – $1,018) in amounts payable to directors and officers of the Company. The amount is unsecured, non-interest bearing and due on demand.

10.	General and Administrative Expenses

General and administrative expenses consisted of the following:

	October 31, 2024	October 31, 2023
Office and miscellaneous	$36,231	$54,188
Salaries and benefits	-	291,174
Professional fees	205,557	355,627
Insurance and bank	1,168	41,989
	$242,956	$742,978

11.	Capital Management

The Company considers its capital structure to consist of shareholders’ equity, and government loan payable. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements as at October 31, 2024.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

11.	Capital Management (continued)

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 2).

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management for the year ended October 31, 2024.

12.	Financial Instruments and Risk Management

Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities, are as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

●	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

●	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of the cash, other receivables, short-term investments, accounts payable and other liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, and short-terms investments are recorded at fair value using level 1 inputs.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its trade receivables is equal to the carrying amount of those items.

The Company’s cash and short-term investment are held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

12.	Financial Instruments and Risk Management (continued)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of lifetime expected loss provision for all trade receivables. The loss allowance is based on the Company’s historical collection and loss experience and incorporates forward-looking factors, where appropriate. At October 31, 2024, the Company had recorded an expected credit loss of $nil (October 31, 2023 - $nil).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis of liabilities which are due in the next twelve months can be summarized as follows:

	October 31, 2024	October 31, 2023
Accounts payable and other liabilities	$60,048	$219,760
	$60,048	$219,760

Foreign currency risk

Foreign currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s currency risk primarily arises from financial instruments denominated in US dollars that are held in entities with a Canadian dollar functional currency. Conversely for the Tiidal NZ subsidiary who has a NZ dollar functional currency, currency risk primarily arises from financial instruments denominated in Canadian dollars that are held in Tiidal NZ.

The Company is no longer exposed to foreign currency risk on fluctuations related to cash, accounts receivable, and accounts payable and other liabilities that are denominated in US dollars.

Interest rate risk

The Company does not have any significant exposure as at October 31, 2024 and 2023 to interest rate risk through its financial instruments.

13.	Discontinued Operations

On December 1, 2022, the Company discontinued the operations and disposed of the remaining assets of Lazarus Esports Inc. (“Lazarus Esports”). As a result, Lazarus Esports was classified as discontinued operations in accordance with International Financial Reporting Standards relating to non-current assets held for sale and discontinued operations (“IFRS 5”). Consolidated statements of loss and comprehensive loss from discontinued operations of Lazarus Esports for the year ended October 31, 2024, and 2023 are comprised of the following:

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

13.	Discontinued Operations (continued)

Lazarus Esports	October 31, 2024	October 31, 2023
	$	$
Total revenue	-	2
Cost of goods sold	-	-
Gross Profit	-	2

Expenses
Advertising	-	67
General and administration	-	8,796
Finance charges	-	1,766
Exchange gain/loss	-	(13)
Total expenses	-	10,616
Net loss from discontinued operations	-	(10,614)

Cash flows from discontinued operations of Lazarus for the year ended October 31, 2024, and 2023 are comprised of the following:

Lazarus Esports	October 31, 2024	October 31, 2023
	$	$
Cash flow provided by discontinued operations
Loss from discontinued operations	-	(10,614)
Changes in non-cash working capital:
Accounts receivable	-	31,536
Prepaid expenses	-	682
Trade and other payables	-	(56,689)
Total cash used by discontinued operations	-	(35,085)
Change in net cash used in discontinued operations	-	(35,085)

Tiidal New Zealand

On March 13, 2023, the Company announced that it and its wholly owned subsidiary, Tiidal Inc., have entered into a share sale and purchase agreement with Entain Holdings (UK) Limited (“Entain”), pursuant to which Tiidal Inc. will sell all of the shares of the Company’s operating subsidiary, Tiidal NZ, to Entain (“Tiidal NZ Sale”). Tiidal Inc. agreed to sell all of the issued and outstanding shares of Tiidal NZ to Entain for gross proceeds of $13,250,000 in cash (“Purchase Price”), subject to standard transaction adjustments. Pursuant to the Tiidal NZ Sale, the Purchase Price will be retained by Tiidal in a holding account for 180 days (the “Holding Period”). During the Holding Period, Tiidal may access the funds to satisfy any working capital adjustment or claims brought by Entain and may access up to 20% of the funds to pay reasonable costs related to the Tiidal NZ Sale. The sale of Tiidal NZ closed on June 9, 2023.

The Company classified the operations as held for sale in accordance with International Financial Reporting Standards relating to non-current assets held for sale and discontinued operations (“IFRS 5”) for the year ended October 31, 2024, and 2023. Consolidated statements of loss and comprehensive loss from discontinued operations for the year ended October 31, 2024, and 2023 are comprised of the following:

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

13.	Discontinued Operations (continued)

Tiidal NZ	October 31, 2024	October 31, 2023
	$	$
Total revenue	-	120,565
Cost of goods sold	-	-
Gross Profit	-	120,565

Expenses
Advertising	-	7,704
General and administration	-	1,284,769
Amortization	-	50,656
Depreciation	-	14,687
Travel	-	15,337
Finance charges	-	42,122
Exchange gain/loss	-	5,696
Total expenses	-	1,420,979
Net loss before gain on sale and foreign currency translation adjustment	-	(1,300,414)
Gain on sale of Tiidal NZ	-	11,656,124
Foreign currency translation adjustment	-	(103,306)
Net income (loss) from discontinued operations	-	10,252,404

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

13.	Discontinued Operations (continued)

Cash flows from discontinued operations for the years ended October 31, 2024, and 2023 are comprised of the following:

Tiidal NZ	October 31, 2024	October 31, 2023
	$	$
Cash flow provided by discontinued operations
Income (loss) from discontinued operations	-	10,252,404
Depreciation	-	13,760
Amortization on intangibles	-	50,471
Accretion expense	-	32,479
Foreign exchange	-	(6,682)
Cash for deferred revenue	-	6,094
Gain on sale	-	(11,656,124)
Foreign currency translation	-	(103,773)
Changes in non-cash working capital:
Accounts receivable	-	(8,513)
Prepaid expenses	-	6,857
Trade and other payables	-	(159,199)
Change in net cash used in discontinued operations	-	(1,572,226)
Cash flow used in investing activities from discontinued operations	-	(6,960)

Lease payments – lease liability	-	(25,961)
Lease payments – interest	-	986
Proceeds from loan payable	-	1,398,190
Net cash provided by financing activities in discontinued operations	-	1,373,215

A reconciliation of the gain on the sale of Tiidal NZ to Entain is as follows:

Gross proceeds	$13,250,000
Working capital adjustments	(1,002,518)
Foreign exchange loss	(60,357)
Net proceeds received	$12,187,125
Less: net carrying value of Tiidal NZ assets held for sale as at
June 8, 2023	(215,662)
Less: final working capital adjustment	(118,797)
Less: legal fees	(196,542)
Gain on sale of Tiidal NZ	$11,656,124

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

14.	Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2023 – 26.5%) to the effective tax rate is as follows:

	2024	2023
Net loss from continuing operations	$(660,956)	$(1,305,374)
Expected income tax (recovery) expense	(175,150)	(345,920)
Share-based payments and other non-deductible expenses	5,300	153,800
Share issuance cost booked directly to equity	-	(13,030)
Tiidal NZ sale	-	1,573,000
Change in tax benefits not recognized	169,850	(1,367,850)
Total income tax (recovery)	$-	$-

The following table summarizes the components of deferred tax:

	2024	2023
Deferred tax assets
Operating tax losses carried forward	$-	$5,500
	-	5,500

Deferred tax liabilities
CEBA loan	$-	$(5,500)
	-	(5,500)
Net deferred tax liability	$-	$-

Deferred tax assets and liabilities have been offset where they relate to income tax levied by the same taxation authority and the Company has the legal right to offset.

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assts have not been recognized in respect of the following deductible temporary differences:

	2024	2023
Equipment	$121,270	$121,270
Intangible assets	627,140	627,140
Share issuance costs	439,140	668,060
Operating tax losses carried forward	4,449,240	6,831,270
Operating tax losses carried forward - USA	-	32,390
	$5,636,790	$8,280,130

WBM CAPITAL CORP. (FORMERLY TIIDAL GAMING GROUP CORP.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2024, and 2023

(Expressed in Canadian Dollars)

14.	Income Taxes – (continued)

The Canadian operating tax loss carry forwards expire as noted in the table below. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company’s Canadian operating tax losses expire as follows:

2040	$250,110
2041	620,270
2042	1,961,410
2043	752,920
2044	864,530
$4,449,240

15.	Subsequent Events

On November 6, 2024, the Company incorporated 3 wholly owned subsidiaries 1510435 B.C. Ltd, 1510441 B.C. Ltd and 1510450 B.C. Ltd.

On December 18, 2024, the Company completed a plan of arrangement whereby the sole shareholder of the Company, Triforce Ventures SA (“Triforce”), now holds common shares in the following former subsidiaries; 1507651 B.C Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. Each of these former subsidiaries are now an unlisted reporting issuer in the provinces of British Columbia and Alberta.